BACON LAW GROUP

Thomas C. Bacon, Principal TCBacon@verizon.net	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

September 3, 2013

Jeff Long

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc. File Nos. 333-174873

Dear Mr. Long:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”) and in response to comments received telephonically on August 28, 2013 from the staff of the Division of Accounting (“you” or the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form N-2 (File No. 333-174873) as well as the Company’s Form 10-Q for the quarter ended June 30, 2013, we submit this letter. For your convenience, we have set forth below the Staff’s comments in bold followed by our response.

Comment 1:  In note 1 of the fee table included in the N-2 under the heading “Fees and Expenses”, you asked if we still expect to sell $50,000,000 of our common stock in the 12 months following the commencement of this offering.

Response:  The Company has not yet commenced the offering of its securities as it has been awaiting approval of FINRA and the various states to the terms of its offering. The Company has since received the consent of FINRA and a sufficient number of states and expects to commence its offering promptly once its registration statement is declared effective by the Commission. At this time, the Company still expects to sell $50,000,000 of its common stock in the first 12 months following commencement of the offering.

Comment 2: You asked us to provide further explanation for the negative net assets reflected on the Company’s balance sheet as of June 30, 2013.

Response:  The Company’s balance sheet as of June 30, 2013 reflects negative net assets as the Company is still in the development stage, has not commenced the offering of its securities and has not generated any income from its investments and operations. The Company’s negative net assets are mitigated by the fact that most of the Company’s liabilities consist of deferred offering costs owed to the Company’s affiliates. The June 30, 2013 balance sheet reflects deferred offering costs of $688,000, most of which consist of amounts owed by the Company to affiliates of the Company for organizational, offering and related administrative expenses or which are contingent upon the receipt of proceeds from the Company’s offering. As is indicated in the Company’s prospectus, the Company will not sell any of its shares until and unless it has raised gross offering proceeds of $2.5 million (the minimum offering). If the Company does not satisfy the minimum offering during the time period of its offering, it is required to promptly return all funds invested (including interest) to its investors, without deducting any amounts for any fees or expenses owed by the Company. As a result, the Company is not obligated to repay any of the liabilities reflected on its balance sheet out of the proceeds of the offering until and unless it has satisfied the minimum offering amount and the proceeds from the minimum offering (less selling commissions of 10%) are released to the Company.

Jeff Long

September 3, 2013

Further, under applicable FINRA rules, total organizational and offering expenses are limited to 15% of the gross offering proceeds, and of this 15%, 10% of the gross offering proceeds will be paid as selling commissions, leaving only 5% of the gross offering proceeds available to pay the expenses owed to the Company’s affiliates. The Company’s investment adviser is required to reimburse to the Company, without recourse or reimbursement by the Company, any organizational and offering expenses, to the extent they, taken together with selling commissions and dealer manager fees, exceed 15% of the aggregate gross proceeds from the offering. As a result of these restrictions on payment of expenses, when the minimum offering is satisfied, the Company will only be legally responsible for $125,000 of liabilities, 5% of the gross offering proceeds and the maximum amount of expenses the Company is legally able to pay to its sponsors under applicable FINRA rules. Further, as is discussed in greater detail in response to Comment 3(c), below, certain legal expenses reflected on the balance sheet are contingent upon the receipt of proceeds in the offering and the Company is not obligated to pay these expenses unless it receives sufficient gross proceeds from its offering. Because of these legal and contractual restrictions on the reimbursement of expenses, the liabilities that the Company is required to repay are less than the amount stated on the Company’s balance sheet.

In addition, as is stated in the Subsequent Events note included in the Company’s June 30, 2013 Form 10-Q filing, on July 31, 2013, the Company’s investment adviser converted $98,750 of the funds advanced to the Company for deferred offering costs into 7,315 common shares at a price of $13.50 per share, which represents the initial public offering price of $15.00 per share minus selling commissions and dealer manager fees aggregating $1.50. As a result, the Company’s stockholders’ equity and paid in capital as of the current date is approximately $200,000, and not the $101,250 reflected in the June 30, 2013 balance sheet and the Company’s deferred offering costs are less than the $688,000 reflected on the June 30 balance sheet.

As a result of these factors, although the Company’s balance sheet reflects negative net assets, the Company believes that its net assets will be positive if and when it completes its minimum offering. Further given the limitation on the use of offering proceeds to repay the outstanding expenses, the Company believes that if an when the minimum offering is completed, it will have sufficient cash available to make investments in accordance with its business plan as reflected in its prospectus.

Jeff Long

September 3, 2013

Comment 3:  (a) With respect to the Company’s liabilities as discussed in Note 3 to the Company’s June 30, 2013 financial statements, you asked for a further breakdown of these liabilities. How much of these liabilities are considered offering costs and how much are considered organizational expenses?

Response:  Of the liabilities included in the Company’s June 30, 2013 balance sheet, including the contingent liabilities, approximately $163,000 represent organizational expenses, $506,000 are for offering costs, with the balance being operating expenses advanced by the Adviser during the developmental period. Contingent liabilities represent unpaid fees to legal firms which would become due per the response to comment 3(b) below.

(b)  The Company also shows legal expenses of $225,000 for both June 30, 2013 and December 31, 2012. Do these legal expenses reflect legal expenses advanced by affiliates of the Company or amounts owed to unaffiliated third parties.

Response:  These legal expenses represent amounts owed to unaffiliated third parties for legal services performed on behalf of the Company. The legal expenses represent contingent fees that will be payable when the Company hits certain thresholds in the sale of its shares as follows: $75,000 of legal expenses will be payable upon receiving $10 Million in gross proceeds from the sale of shares in the offering; another $50,000 of legal expenses will be payable upon receiving $15 million in gross proceeds; another $50,000 of legal expenses will be payable upon receiving $25 million in gross proceeds; and a final $50,000 of legal expenses will be payable upon receiving $35,000,000 in gross proceeds.

(c)  What happens if the amount raised in the offering is not sufficient to repay in full the liabilities owed to affiliates of the Company? Will these liabilities continue to be carried forward indefinitely?

Response:  If the offering is not completed and the proceeds from the offering are not sufficient to repay the Company’s liabilities, then the Company’s investment adviser will be responsible for these liabilities (or, in the case of the contingent legal fees, the law firms that are owed these contingent fees) and the liabilities would be removed from the Company’s balance sheet.

Comment 4: Note 3 to the financial statements included with the Company’s June 30, 2013 10-Q show board expenses of $94,500. When does the Company expect to commence paying these board expenses? Further, in the fee table included in the N-2 under the heading “Fees and Expenses”, are board expenses included in 6% total annual expenses (as a percentage of net assets attributable to common stock) reflected in the fee table?

Jeff Long

September 3, 2013

Response:  The Board of Directors has expressed a willingness to continue accruing these fees during the developmental period. If the minimum offering is satisfied, the Company believes it will be in a position to repay these accrued fees. These expenses are part of the operating costs of the Company included under Annual Expenses as referenced above.

Comment 5:  In the Subsequent Events note included in the Company’s June 30, 2013 Form 10-Q filing, on July 31, 2013, the Company’s investment adviser converted $98,750 of the funds advanced to the Company for deferred offering costs into 7,315 of the Company’s common shares. Is the Company’s acquisition of common shares consistent with the provisions of Section 23(a) of the Investment Company Act of 1940?

Response:  The investment adviser’s conversion of deferred offering expenses into the Company’s common shares is the equivalent of a direct cash investment into the Company and is not prohibited by Section 23(a) of the Investment Company Act. Section 23(a) of the Investment Company Act prohibits a closed-end investment company from issuing any of its securities (1) for services; or (2) for property other than cash or securities (including securities of which such registered company is the issuer), except as a dividend or distribution to its security holders or in connection with a reorganization. As is discussed in greater detail in response Comment 2, above, the Company’s investment adviser has made a number of advances to the Company to cover the Company’s accrued expenses through the offering process. These deferred offering costs consist of actual, out-of-pocket dollars advanced to the Company by its investment adviser and do not reflect any accrued but unpaid base management fees, incentive fees or any other fees for service owed to the investment adviser. Further, the $98,750 of deferred offering costs converted into shares will be deducted from the deferred offering costs owed by the Company to its investment adviser, thereby decreasing the Company’s deferred offering expenses as reflected on its balance sheet. The end result will be an increase in the Company’s net assets by the same amount as if the investment adviser had made a new cash infusion into the Company for these shares.

Comment 6:  You noted that the Company’s bond filling did not comply with all of the requirements of Rule 17g-1 under the Investment Company Act.

Response:  The Company intends to resubmit its fidelity bond filing to comply with all of the requirements of Rule 17g-1.

Jeff Long

September 3, 2013

We believe that this letter is responsive to the comments of the Staff. Should you wish to discuss any aspect of either, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698.

Very truly yours,

Thomas C. Bacon, Esq.